Mise

Profit and Loss by Month

January 2023 - December 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	2023
Income													
Direct Sales	62,103.58	18,260.91	19,902.99	42,320.09	30,020.87	98,407.57	98,547.83	105,919.38	80,145.79	64,448.17	86,992.52	121,184.48	828,254.18
Refunds & Adjustments	-7,854.45	-7,766.34	-4,690.85	-3,157.85	-2,057.03	-5,826.72	-8,260.90	-12,393.02	-11,948.19	-8,975.77	-6,940.92	-11,976.68	-91,848.72
Shipping Income	1,460.00	522.00	410.00	382.00	368.00	1,782.00	1,944.00	2,233.36	1,458.00	864.00	1,494.00	2,624.47	15,541.83
Total Income	$ 55,709.13	$ 11,016.57	$ 15,622.14	$ 39,544.24	$ 28,331.84	$ 94,362.85	$ 92,230.93	$ 95,759.72	$ 69,655.60	$ 56,336.40	$ 81,545.60	$ 111,832.27	$ 751,947.29
Cost of Goods Sold													0.00
Cost of goods sold													0.00
3PL	9,000.00	3,000.00	3,000.00			3,570.19	4,012.56	3,895.55	5,029.58	3,268.40	7,815.17	12,378.99	54,970.44
Affiliate Commissions	100.00		100.00		200.00	300.00	600.00	800.00	700.00	500.00	700.00	1,200.00	5,200.00
Duty					16,764.45							20,426.75	37,191.20
Material Costs			117,995.92	2,100.00			55,171.96	250.00	120,033.15	57,054.00		-169,652.27	182,952.76
Merchant Service Fees	3,265.59	706.49	2,203.20	2,459.06	1,434.41	3,437.26	3,536.20	3,784.08	2,815.25	3,288.28	2,909.11	4,462.80	34,301.73
Return Fees	1,356.91	972.66	556.73	243.64	351.62	1,591.03	1,206.82	196.15	553.91	383.85	281.39	287.33	7,982.04
Shipping	175.00			1,195.00	6,216.87	22,733.31	11,691.81	13,938.14	13,185.30	9,498.03	8,097.00	1,500.00	88,230.46
Subcontractor expenses								1,000.00	1,000.00	12,728.84	1,000.00	1,000.00	16,728.84
Total Cost of goods sold	$ 13,897.50	$ 4,679.15	$ 123,855.85	$ 5,997.70	$ 24,967.35	$ 31,631.79	$ 76,219.35	$ 23,863.92	$ 143,317.19	$ 86,721.40	$ 20,802.67	-$ 128,396.40	$ 427,557.47
Total Cost of Goods Sold	$ 13,897.50	$ 4,679.15	$ 123,855.85	$ 5,997.70	$ 24,967.35	$ 31,631.79	$ 76,219.35	$ 23,863.92	$ 143,317.19	$ 86,721.40	$ 20,802.67	-$ 128,396.40	$ 427,557.47
Gross Profit	$ 41,811.63	$ 6,337.42	-$ 108,233.71	$ 33,546.54	$ 3,364.49	$ 62,731.06	$ 16,011.58	$ 71,895.80	-$ 73,661.59	-$ 30,385.00	$ 60,742.93	$ 240,228.67	$ 324,389.82
Expenses													0.00
Advertising & Marketing	11,388.78	4,133.20	4,965.12	8,704.42	2,282.27	20,175.57	23,520.66	25,603.86	29,380.55	15,356.93	20,829.35	31,898.77	198,239.48
Bank fees & service charges	5.00		30.00	6,463.21			546.77	534.73	557.60	982.03	1,650.06	1,236.52	12,005.92
Business licenses				100.00									100.00
Contract labor	1,750.00	1,750.00	6,122.50	9,069.50	9,265.00	5,680.00	8,270.00	6,965.00	7,230.00	17,160.00	12,120.00	7,210.00	92,592.00
Customer Service	90.00	90.00	90.00	90.00	90.00	90.00	90.00	240.00	240.00	240.00	240.00	240.00	1,830.00
Employee benefits													0.00
Employee retirement plans							131.25	262.50	262.50	262.50	262.50	262.50	1,443.75
Group term life insurance													0.00
Health & accident plans													0.00
Worker's compensation insurance							210.17					-48.00	162.17
Total Employee benefits	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 341.42	$ 262.50	$ 262.50	$ 262.50	$ 262.50	$ 214.50	$ 1,605.92
Events				412.22	320.00								732.22
Fuel					8.45								8.45
Insurance					1,273.52					7,645.35			8,918.87
Interest paid			25.69										25.69
Bond interest					1,136.67	1,109.87	1,082.83	1,055.55	1,028.01	1,000.22	972.17	943.87	8,329.19
Business loan interest	1,417.99	1,247.74	1,365.64	928.55	887.49	905.32	864.86	881.79	870.00	4,730.45	8,646.00	807.06	23,552.89
Credit card interest	424.17	547.78	591.45	377.67									1,941.07
LOC interest					1,220.50	1,331.32	1,303.27	1,426.44	2,662.36	2,323.98	1,223.21	3,230.20	14,721.28
Total Interest paid	$ 1,842.16	$ 1,795.52	$ 1,982.78	$ 1,306.22	$ 3,244.66	$ 3,346.51	$ 3,250.96	$ 3,363.78	$ 4,560.37	$ 8,054.65	$ 10,841.38	$ 4,981.13	$ 48,570.12
Legal & Professional													0.00
Accounting Services	2,250.00	2,250.00	2,250.00	2,250.00	2,250.00	2,250.00	2,250.00	2,250.00	2,250.00	2,250.00	2,250.00	2,250.00	27,000.00
Legal Services		135.00	1,371.50		105.00								1,611.50
Total Legal & Professional	$ 2,250.00	$ 2,385.00	$ 3,621.50	$ 2,250.00	$ 2,355.00	$ 2,250.00	$ 2,250.00	$ 2,250.00	$ 2,250.00	$ 2,250.00	$ 2,250.00	$ 2,250.00	$ 28,611.50
Marketing Events													0.00
Meals			12.00		38.40								50.40
Meals with clients	260.20	246.25	192.66	455.33	1,146.94	293.57	57.65	333.03	593.47	1,485.78	731.60	1,450.92	7,247.40
Travel meals			13.20	29.40	612.94	53.40	99.69	115.12	1,295.84	79.20	210.95		2,509.74
Total Meals	$ 260.20	$ 246.25	$ 217.86	$ 484.73	$ 1,798.28	$ 346.97	$ 157.34	$ 448.15	$ 1,889.31	$ 1,564.98	$ 942.55	$ 1,450.92	$ 9,807.54
Memberships & subscriptions											100.00		100.00
Merchant account fees													0.00
Office expenses													0.00
Office supplies					707.11		24.80		16.34	295.76	3.49		1,047.50
Parking & tolls	8.40	14.65		12.80	31.20	34.80	47.30	23.50	131.55	144.95	16.45	137.84	603.44
Payroll expenses													0.00
Payroll services	79.50	51.00	51.00	-10.50	69.00	63.00	63.00	-32.51	69.00	70.00	70.00	70.00	612.49
Wages	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	90,000.00
Total Payroll expenses	$ 7,579.50	$ 7,551.00	$ 7,551.00	$ 7,489.50	$ 7,569.00	$ 7,563.00	$ 7,563.00	$ 7,467.49	$ 7,569.00	$ 7,570.00	$ 7,570.00	$ 7,570.00	$ 90,612.49
Printing									520.78				520.78
Rent	93.00	93.00	105.00	108.00	108.00	108.00	108.00	108.00	108.00	108.00	108.00	121.00	1,276.00
Repairs & maintenance								500.00					500.00
Retirement Plan Administration								49.00	65.00	65.00	65.00	65.00	309.00
Shipping & postage	97.06	40.39	127.67		275.61	19.89	69.90	51.41	64.73		200.89	111.70	1,059.25
Software	410.91	688.62	411.14	411.14	410.92	958.92	410.92	410.92	931.35	410.94	410.58	430.58	6,296.94
Subcontractor Expenses													0.00
Design Fees					9,103.55								9,103.55
Returns Management			1,125.00		1,125.00								2,250.00
Total Subcontractor Expenses	$ 0.00	$ 0.00	$ 1,125.00	$ 0.00	$ 10,228.55	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 11,353.55
Supplies	405.00	84.00		0.00	856.41		941.13	51.04	297.53	859.11		290.53	3,784.75
Taxes paid													0.00
Payroll taxes	857.93	815.93	815.93	793.43	793.43	793.43	760.88	638.03	638.03	637.95	637.87	637.95	8,820.79
State and Local						92.34							92.34
Total Taxes paid	$ 857.93	$ 815.93	$ 815.93	$ 793.43	$ 793.43	$ 885.77	$ 760.88	$ 638.03	$ 638.03	$ 637.95	$ 637.87	$ 637.95	$ 8,913.13
Travel		50.78		3,204.91	516.95	8.00	16.65	4,118.26	2,782.81	645.15	925.24	29.24	12,297.99
Production and Development													0.00
Total Travel	$ 0.00	$ 50.78	$ 0.00	$ 3,204.91	$ 516.95	$ 8.00	$ 16.65	$ 4,118.26	$ 2,782.81	$ 645.15	$ 925.24	$ 29.24	$ 12,297.99
Unapplied Cash Bill Payment Expense													0.00
Total Expenses	$ 27,037.94	$ 19,738.34	$ 27,165.50	$ 40,900.08	$ 42,134.36	$ 41,467.43	$ 48,369.73	$ 53,085.67	$ 59,495.45	$ 64,253.30	$ 59,173.36	$ 58,875.68	$ 541,696.84
Net Operating Income	$ 14,773.69	-$ 13,400.92	-$ 135,399.21	-$ 7,353.54	-$ 38,769.87	$ 21,263.63	-$ 32,358.15	$ 18,810.13	-$ 133,157.04	-$ 94,638.30	$ 1,569.57	$ 181,352.99	-$ 217,307.02
Other Income													0.00
Interest Income													0.00
Total Other Income	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Other Expenses													0.00
Charitable Contributions	0.00			1,050.00				3,584.00			2,197.48		6,831.48
Depreciation												6,956.00	6,956.00
Total Other Expenses	$ 0.00	$ 0.00	$ 0.00	$ 1,050.00	$ 0.00	$ 0.00	$ 0.00	$ 3,584.00	$ 0.00	$ 0.00	$ 2,197.48	$ 6,956.00	$ 13,787.48
Net Other Income	$ 0.00	$ 0.00	$ 0.00	-$ 1,050.00	$ 0.00	$ 0.00	$ 0.00	-$ 3,584.00	$ 0.00	$ 0.00	-$ 2,197.48	-$ 6,956.00	-$ 13,787.48
Net Income	$ 14,773.69	-$ 13,400.92	-$ 135,399.21	-$ 8,403.54	-$ 38,769.87	$ 21,263.63	-$ 32,358.15	$ 15,226.13	-$ 133,157.04	-$ 94,638.30	-$ 627.91	$ 174,396.99	-$ 231,094.50

Mise
Balance Sheet
As of December 31, 2023

		As of Dec 31, 2023 (PP)
ASSETS		
Current Assets		
Bank Accounts		
Chase Business Checking		36,734.46
Paypal Clearing		2,520.78
Shopify Clearing		21,718.52
Total Bank Accounts	**$**	**60,973.76**
Other Current Assets		
Deposit		
Inventory		302,778.27
Prepaid expenses		
Total Other Current Assets	**$**	**302,778.27**
Total Current Assets	**$**	**363,752.03**
Fixed Assets		
Fixed Assets		
Accumulated Depreciation		-18,152.99
Computer Equipment		6,691.99
Furniture		1,257.00
Tooling		20,636.14
Total Fixed Assets	**$**	**10,432.14**
Total Fixed Assets	**$**	**10,432.14**
Other Assets		
SMBX Escrow		4,059.60
Total Other Assets	**$**	**4,059.60**
TOTAL ASSETS	**$**	**378,243.77**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		
Total Accounts Payable	**$**	**0.00**
Credit Cards		
AMEX Credit Card		
BBISM Card		
Chase BLOC		178,444.88
Chase Ink		0.00
Chase CC - Erik		45,903.55

Chase CC Haehee		15,622.36
Total Chase Ink	$	61,525.91
Total Credit Cards	$	239,970.79
Other Current Liabilities		
Insurance Payable		
Lines of credit		
AMEX LOC		23,165.00
Total Lines of credit	$	23,165.00
Out Of Scope Agency Payable		0.00
Retirement Contributions Payable		356.25
Sales tax to pay		1,074.89
Shopify Capital		
Texas State Comptroller Payable		0.00
Total Other Current Liabilities	$	24,596.14
Total Current Liabilities	$	264,566.93
Long-Term Liabilities		
Baseballism Loan Payable		
Due to Studio Noyes		165,519.67
MESO Loan		123,123.47
SMBX Bond Payable		99,852.39
Wayflyer Loan		98,793.79
Total Long-Term Liabilities	$	487,289.32
Total Liabilities	$	751,856.25
Equity		
Owner draws		-33,376.74
Owner investments		366,081.19
Retained Earnings		-706,316.93
Net Income		
Total Equity	-$	373,612.48
TOTAL LIABILITIES AND EQUITY	$	378,243.77

Mise
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	-231,094.50
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Inventory	-302,778.27
Returnly Receivable	0.00
Fixed Assets:Accumulated Depreciation	6,956.00
Accounts Payable (A/P)	0.00
Chase BLOC	178,444.88
Chase Ink	608.67
Chase Ink:Chase CC - Erik	18,905.77
Chase Ink:Chase CC Haehee	8,657.59
California Department of Tax and Fee Administration Payable	-2,496.68
Lines of credit:AMEX LOC	23,165.00
Oregon Department of Revenue Payable	0.00
Out Of Scope Agency Payable	0.00
Retirement Contributions Payable	356.25
Sales tax to pay	1,074.89
Texas State Comptroller Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$ 67,105.90**
Net cash provided by operating activities	**-$ 298,200.40**
INVESTING ACTIVITIES	
SMBX Escrow	-4,059.60
Net cash provided by investing activities	**-$ 4,059.60**
FINANCING ACTIVITIES	
Due to Studio Noyes	116,155.15
MESO Loan	-18,125.10
SMBX Bond Payable	99,852.39
Wayflyer Loan	98,793.79
Opening balance equity	0.00
Owner draws	-30,966.83
Owner investments	24,844.16
Retained Earnings	-2,351.32
Net cash provided by financing activities	**$ 288,202.24**
Net cash increase for period	**-$ 14,057.76**
Cash at beginning of period	75,031.52
Cash at end of period	**$ 60,973.76**